SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from              to

Commission File Number: 0-14278

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Nokia Retirement Savings and Investment Plan

Nokia Inc.

7000 State Highway 161

Irving, TX 75039

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nokia Corporation

Karaportti 3

P.O.Box 226

FI-00045 Nokia Group

Finland

Microsoft Corporation

One Microsoft Way

Redmond, Washington 98052-6399

Nokia Retirement Savings and Investment Plan

Page
Reports of Independent Registered Public Accounting Firms	1-2

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2014	4

Notes to Financial Statements	5-13

Supplemental Schedules:

Form 5500, Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2014	15

Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014	16

NOTE: The accompanying financial statements have been prepared in part for the purpose of filing with the Department of Labor’s Form 5500. Supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

Signature Page	17

Report of Independent Registered Public Accounting Firm

To the Administrator and Participants of Nokia Retirement Savings and Investment Plan:

We have audited the accompanying statement of net assets available for benefits of Nokia Retirement Savings and Investment Plan (the “Plan”) as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2014, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules of Delinquent Participant Contributions and of Assets (Held at End of Year) have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Seattle, Washington

June 29, 2015

Report of Independent Registered Public Accounting Firm

To the Administrator of the Nokia Retirement Savings and Investment Plan:

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Nokia Retirement Savings and Investment Plan (the “Plan”) at December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Dallas, Texas

June 30, 2014

Nokia Retirement Savings and Investment Plan

Statements of Net Assets Available for Benefits

As of December 31, 2014 and 2013

	2014	2013

Assets
Investments, at fair value	$600,764,345	$841,629,110
Receivables:
Participant loans	4,610,880	7,770,455
Employer contributions	151,722	803,702
Participant contributions	120,657	1,154,996

Total receivables	4,883,259	9,729,153

Total assets	605,647,604	851,358,263

Liabilities
Accrued expenses	99,458	103,787

Net assets available for benefits at fair value	605,548,146	851,254,476

Adjustment from fair value to contract value for fully benefit responsive investment contracts	(681,209)	(936,712)

Net assets available for benefits	$604,866,937	$850,317,764

The accompanying notes are an integral part of these financial statements.

Nokia Retirement Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2014

2014

Additions
Net investment income:
Net appreciation in fair value of investments	$9,196,274
Dividends and interest	28,393,570

Net investment income	37,589,844

Contributions:
Participant contributions	23,022,362
Employer contributions	14,888,859
Rollovers contributions	1,377,495

Total contributions	39,288,716

Deductions:
Benefits paid to participants	(110,064,168)
Administrative expenses and other	(924,534)

Total deductions	(110,988,702)

Decrease in net assets available for benefits before transfer	(34,110,142)

Transfer to Nokia USA, Inc. Retirement Savings and Investment Plan	(211,340,685)

Net assets available for benefits
Beginning of year	850,317,764

End of year	$604,866,937

The accompanying notes are an integral part of these financial statements.

Nokia Retirement Savings and Investment Plan

Notes to Financial Statements

1.	Description of Plan

The following description of the Nokia Retirement Savings and Investment Plan (as Amended and Restated 2012) (the “Plan”) provides only general information. Plan participants should refer to the Plan agreement for more complete information.

General

The Plan is a defined contribution retirement plan that covered eligible employees of Nokia, Inc. (the “Company” or “Nokia”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

On April 25, 2014, Microsoft Corporation announced it had completed its acquisition of the Nokia Devices and Services business. The acquisition was approved by Nokia shareholders and by governmental regulatory agencies. The completion of the acquisition marks the first step in bringing these two organizations together as one team. At the close of market on April 24, 2014, participation in Nokia American Depository Receipts (“Nokia ADR shares”) was frozen to new contributions.

As a result of the acquisition, Plan assets attributable to Plan participants employed by Nokia USA were transferred to the Nokia USA, Inc. Retirement Savings and Investment Plan (“Nokia USA Plan”) on April 28, 2014. See discussion of the transfer in Note 2.

The Plan administrator, Nokia, retained responsibility for oversight of the Plan and the Plan’s day-to-day administration. Effective April 25, 2014, Microsoft Corporation acquired Nokia, Inc and therefore took responsibility for oversight of the portion of the Plan related to Nokia.

Eligibility

Employees scheduled to work 1,000 hours in a twelve month period were eligible to participate in the Plan after completing one hour of service and attaining age 18. Employees scheduled to work less than 1,000 hours were eligible to enter the Plan on the January 1 or July 1 after attaining age 18 and completing 1,000 hours of service. Individuals identified as interns, temporary employees, and cooperatives in the payroll system were not eligible to participate in the Plan.

Contributions

Participant contributions took the form of before-tax contributions and were deferred for federal income tax purposes. The Plan did not allow for voluntary after-tax contributions for employees working in the United States. Voluntary after-tax contributions were permitted with respect to those participants who were working outside the United States on temporary assignments.

Participants contributed a percentage of their compensation, as defined in the Plan agreement. The maximum contribution rate was 50% of eligible compensation of which up to $17,500 (the maximum annual salary deferral contribution limit as set forth by the Internal Revenue Code (the “Code”) for the 2014 plan year (the “Plan Year”)) could be made pre-tax. All participants who were eligible to make elective deferrals under the Plan and those who have attained age 50 before the close of the Plan Year were eligible to make additional catch-up contributions of up to $5,500 during the Plan Year.

Participant contributions were matched by the Company in cash at the rate of one dollar per dollar up to 8% of the participants’ eligible earnings. Contributions made by participants and the related Company match were invested based on each participant’s election and could be in any combination of investment options under the Plan including 20 mutual funds, a common collective trust, Nokia ADR shares (no new contributions allowed following completion of sale to Microsoft Corporation on April 25, 2014), and common stocks and other mutual funds through a self-directed brokerage option (“BrokerageLink”). The Plan includes an auto-enrollment provision whereby all newly eligible employees were automatically enrolled in the Plan

Nokia Retirement Savings and Investment Plan

Notes to Financial Statements

unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant. Additional discretionary Employer contributions could be made upon the approval of the Company’s Board of Directors. The Company made no additional discretionary contributions during the Plan Year.

Participants could also contribute rollover contributions from other qualified plans.

There are no restrictions on moving participant contributions and related Company contributions out of Nokia ADR shares.

Participant and employer contributions were subject to certain Internal Revenue Service (“IRS”) limitations.

Participant Accounts

Each participant’s account was credited with the participant’s voluntary contributions, the employer’s matching contribution, an allocation of the employer’s discretionary contribution, if any, and an allocation of investment income from each fund, as defined in the Plan agreement. Plan earnings were allocated to a participant’s account at the rate attributable to the participant’s specific account balance on each day the New York Stock Exchange was open for business or any other day selected by the Plan’s 401(k) committee. Additionally, the Plan has certain expenses that are deducted from participant accounts. The benefit to which a participant was entitled was the benefit that could be provided from the participant’s vested account.

Participant Loans

Participants were able to borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance at market interest rates payable under various term lengths specified in the loan agreement. The loans, maturing at various dates through 2044, were collateralized by the balance in the participant’s account. The loans bear interest rates that reflect the prime rate for the month when issued and ranged from 3.25% to 10.25% at December 31, 2014. Principal and interest is repaid ratably through bi-monthly payroll deductions. Participant loans were carried at unpaid principal plus accrued interest.

Vesting

Participants vest in employer contributions at a rate of 25% per year of service, reaching full vesting after four years of service. Participants were always fully vested in their contributions and earnings thereon. All participants who were employed as of January 1, 2014 were 100% vested in their employer contributions.

Forfeitures

At December 31, 2014 and 2013, forfeited nonvested accounts totaled $422,171 and $1,315,880, respectively. These accounts were available to be used to reduce future employer contributions and/or pay Plan administrative fees and certain investment charges.

During 2014, employer contributions were reduced by $3,221,430 and Plan administrative fees and certain investment charges of $458,445 were paid from forfeited nonvested accounts.

Payment of Benefits

Upon termination of employment for reasons other than disability or death, participants’ benefits will be payable as follows (subject to spousal rights, if any):

•	Nokia ADR shares are paid out in cash or certificates as requested by the participant. Fractional shares are paid in cash.

Nokia Retirement Savings and Investment Plan

Notes to Financial Statements

•	A participant whose vested account was more than $1,000 could elect to have benefits paid in a lump-sum payment or could choose to leave funds in the Plan up to age 70 1/2.

•	A participant who has a vested account balance of $1,000 or less will automatically be paid in a lump-sum payment.

Plan Termination

Until the time of the merger of the Plan into the Microsoft Corporation Savings Plus 401(k) Plan (“Microsoft Plan”), the Company could discontinue the Plan at any time subject to the provisions of ERISA.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Income Recognition and Investment Valuation

Purchases and sales of securities were recorded on a trade-date basis. Dividend income was recorded on the ex-dividend date. Interest income was recognized on the accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Plan Expenses

Expenses incurred by the Plan for audit fees, certain administration fees, and certain investment charges were paid by the Plan. All other operating expenses of the Plan were paid by the Company.

Risks and Uncertainties

The Plan invested in various investment securities. Investment securities were exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it was at least reasonably possible that changes in the values of investment securities will continue to occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Financial instruments, which may potentially subject the Plan to concentrations of credit risk, consist of the Plan’s investments and contributions receivable.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Benefits

Benefit distributions to participants were recorded when paid.

Transfer to Nokia USA Plan

The transfer of participant accounts of participants employed by Nokia USA to the Nokia USA Plan totaled $211,340,685 and is presented on the statement of changes in net assets available for benefits.

Nokia Retirement Savings and Investment Plan

Notes to Financial Statements

3.	Investments

Investments that represent 5% or more of the Plan’s net assets available for benefit as of December 31, 2014 and 2013 are as follows:

	2014	2013
Common Collective Trust
Fidelity Managed Income Portfolio II Fund	$47,330,870	$66,544,863

Mutual Funds
Vanguard Institutional Index Fund	122,355,847	166,278,203
American Euro Pacific Growth Fund	47,392,898	76,457,092
PIMCO Total Return Fund	45,568,631	69,955,073
Allianz NFJ Small Cap Value Fund	44,925,035	62,169,231
American Balanced Fund	38,256,911	57,036,080
Spartan Extended Market Index Fund	31,392,733	51,045,504
Vanguard Small Growth Institutional Index Fund	*	42,868,855

Other
Nokia ADR Shares	30,289,430	*

*	Indicates investments that represent less than 5% of the Plan’s net assets available for benefits.

Nokia Retirement Savings and Investment Plan

Notes to Financial Statements

During the year ended December 31, 2014, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows:

2014
Nokia ADR shares	$(1,611,855)
Mutual funds	11,259,440
Common stock in BrokerageLink	(451,311)

Net appreciation in fair value of investments	$9,196,274

At December 31, 2014 and 2013, approximately 5% of the Plan’s assets were invested in Nokia ADR shares. The Plan owned 3,853,617 shares with a fair value of $7.86 per share at December 31, 2014 and 5,018,183 shares with a fair value of $8.11 per share at December 31, 2013.

4.	Fair Value

Accounting Standards Codification No. 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that were either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Registered Investment Companies

The shares of registered investment companies were invested in mutual funds which were valued at the daily closing price as reported by the fund. Mutual funds held by the Plan were open-end mutual funds that were registered with the Securities and Exchange Commission. These funds were required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan were deemed to be actively traded and were classified as Level 1 investments.

Common/Collective Trust (“CCT”)

The Fidelity Managed Income Portfolio II Fund, a CCT, is composed of a fully benefit-responsive investment contract and classified as Level 2 investment. The CCT is valued at a constant NAV of $1 per unit, and is primarily invested in fixed income securities. The CCT is not available in an exchange and active market however, the fair value is determined based on the observable inputs of underlying investments as traded in an exchange and active market. There is no restriction in place with respect to the daily redemption of the CCT.

Common Stocks

Nokia ADR shares and common stocks held in participant-directed brokerage accounts were stated at fair value as quoted on a recognized securities exchange and were valued at the last reported sales price on the last business day of the Plan Year and were classified as Level 1 investments.

Nokia Retirement Savings and Investment Plan

Notes to Financial Statements

The following tables present the fair value hierarchy of the Plan’s investments that are measured at fair value on a recurring basis as of December 31, 2014 and 2013:

December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total
Mutual Funds:
Mid/Large Cap Fund	$267,611,022	$—	$267,611,022
Fixed Income Fund	100,204,856	—	100,204,856
Small Cap Fund	74,532,868	—	74,532,868
International Fund	47,392,898	—	47,392,898

Total Mutual Funds	489,741,644	—	489,741,644

Nokia ADR Shares	30,289,430	—	30,289,430

BrokerageLink:
Interest-bearing Cash	10,287,483	—	10,287,483
Common Stock	16,175,655	—	16,175,655
Interest in Registered Inv. Companies	6,374,353	—	6,374,353
Other	564,910	—	564,910

Total BrokerageLink	33,402,401	—	33,402,401

Common Collective Trust:
Fixed income Fund	—	47,330,870	47,330,870

Total	$553,433,475	$47,330,870	$600,764,345

Nokia Retirement Savings and Investment Plan

Notes to Financial Statements

December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total
Mutual Funds:
Mid/Large Cap Fund	$387,433,138	$—	$387,433,138
Fixed Income Fund	129,249,446	—	129,249,446
Small Cap Fund	105,038,085	—	105,038,085
International Fund	76,457,092	—	76,457,092

Total Mutual Funds	698,177,761	—	698,177,761

Nokia ADR Shares	40,697,464	—	40,697,464

BrokerageLink:
Interest-bearing Cash	10,298,307	—	10,298,307
Common Stock	18,417,766	—	18,417,766
Interest in Registered Inv. Companies	6,764,688	—	6,764,688
Other	728,261		728,261

Total BrokerageLink	36,209,022	—	36,209,022

Common Collective Trust:
Fixed income Fund		66,544,863	66,544,863

Total	$775,084,247	$66,544,863	$841,629,110

Nokia Retirement Savings and Investment Plan

Notes to Financial Statements

5.	Tax Status

The IRS has determined and informed the Company in a letter dated November 16, 2009 that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receipt of the determination letter; however, the Plan administrator believes that the Plan was currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan was subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

6.	Exempt Party-In-Interest Transactions

The Plan purchased and sold approximately $2,474,558 and $11,314,733, respectively, in Nokia ADR shares during 2014. The Nokia ADR shares were purchased/sold in the open market at quoted fair market values at the date of purchase/sale.

The Plan was administered by Fidelity Investments Institutional Operations Company, as the recordkeeper, and Fidelity Management Trust Company, as the trustee. Accordingly, transactions with the Fidelity Managed Income Portfolio II Fund, Fidelity Participant Interest Bearing Cash Fund and the Spartan Extended Market Index Fund qualify as party-in-interest transactions. Loans to participants also qualify as party-in-interest transactions.

Each of these transactions were exempt from the prohibited transaction rules under ERISA.

7.	Nonexempt Party-In-Interest Transactions

During the year ended December 31, 2014 and 2013, the Company remitted various participant contributions totaling $10,913,323 and $1,929,159, respectively, to the trustee later than required by Department of Labor (“DOL”) Regulation 2510.3-102. The Company is in the process of filing Form 5330 with the IRS and paying the required excise tax on the 2014 transactions. In addition, participant accounts will be credited with the amount of investment income that would have been earned had the participant contributions been remitted on a timely basis. During the year ended December 31, 2014 the Company filed Form 5330 with the IRS, paid the required excise tax on the 2013 transactions and remitted amounts representing investment income that would have been earned had the participant contributions been remitted on a timely basis.

Nokia Retirement Savings and Investment Plan

Notes to Financial Statements

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2014	2013
Net assets available for benefits per the financial statements	$604,866,937	$850,317,765
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	681,209	936,712

Net assets available for benefits per the Form 5500	$605,548,146	$851,254,477

The following is a reconciliation of the decrease in net assets available for benefits before transfer for the year ended December 31, 2014 per the financial statements to the Form 5500:

2014
Net decrease in net assets available for benefits before transfer per the financial statements	$(34,110,142)
Less: Reversal of prior year adjustment from contract value to fair value	(936,712)
Add: Adjustment from contract value to fair value at December 31, 2014	681,209

Net loss per the Form 5500	$(34,365,645)

9.	Subsequent Event

The Plan was merged into the Microsoft Plan on April 15, 2015. The merger resulted in a transfer of participant accounts totaling $555,466,696 from the 4,336 participants in the Plan into the Microsoft Plan.

Supplemental Schedules

Nokia Retirement Savings and Investment Plan

Form 5500, Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

For the Year Ended December 31, 2014

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check Here if Late Participant Loan Repayments are Included: ☑	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
2013: $1,929,159 *		$1,929,159
2014: $10,913,323**	$10,913,323

*	Represents delinquent participant contributions and loan repayments from various 2013 pay periods. The Company transmitted lost earnings to the Plan and filed the required Form 5330 during 2014.
**	Represents delinquent participant contributions and loan repayments from various 2014 pay periods. The Company will transmit lost earnings to the Plan and file the required Form 5330 during 2015.

Nokia Retirement Savings and Investment Plan

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2014

Identity of Issue, Borrower, Lessor or Similar Party		Description of Investment	Cost**	Current Value
	Allianz NFJ Small Cap Value Fund	Mutual fund		$44,925,035
	American Balanced Fund	Mutual fund		38,256,911
	American Euro Pacific Growth Fund	Mutual fund		47,392,898
*	Fidelity Managed Income Portfolio II Fund	Common Collective trust		47,330,870
*	Nokia ADR Shares	ADR shares		30,289,430
*	Fidelity Participant Account Interest Bearing Cash	Mutual fund		1,483,141
	PIMCO Total Return Fund	Mutual fund		45,568,631
*	Spartan Extended Market Index Fund	Mutual fund		31,392,733
	Vanguard Institutional Index Fund	Mutual fund		122,355,847
	Vanguard Small Growth Institutional Index Fund	Mutual fund		29,607,833
	Vanguard Target Retirement 2010	Mutual fund		525,531
	Vanguard Target Retirement 2015	Mutual fund		3,419,400
	Vanguard Target Retirement 2020	Mutual fund		4,377,935
	Vanguard Target Retirement 2025	Mutual fund		15,052,934
	Vanguard Target Retirement 2030	Mutual fund		11,422,136
	Vanguard Target Retirement 2035	Mutual fund		28,602,886
	Vanguard Target Retirement 2040	Mutual fund		12,276,910
	Vanguard Target Retirement 2045	Mutual fund		15,356,842
	Vanguard Target Retirement 2050	Mutual fund		3,431,429
	Vanguard Target Retirement 2055	Mutual fund		1,772,622
	Vanguard Target Retirement Funds	Mutual fund		4,255,711
	Vanguard Windsor II Fund	Mutual fund		28,264,279
	BrokerageLink	Common stocks & mutual funds		33,402,401

	Subtotal			600,764,345
	Participant Loans	Interest rate 3.25% - 10.25%, maturing through 2044		4,610,880

	Total Investments			$605,375,225

*	Party-in-interest
**	Not applicable due to investments being participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Nokia Retirement Savings and Investment Plan

Date: June 29, 2015	/s/ Ben Orndorff
Ben Orndorff
Assistant Secretary